OMV Investor News

October 1, 2008

Krk confirmed as location for Adria LNG

- **Croatian government location decision confirmed**
- **Adria LNG consortium and OMV welcome decision**
- **Construction planned to start end of 2009**
- **Investment costs of EUR 800 mn**

Adria LNG is an important infrastructure project for the security of supply of the European gas markets and represents a further step by OMV Gas & Power in the strongly growing LNG market in Europe. An important milestone has been achieved with the Croatian government's decision confirmed for the location of project Adria LNG.

Werner Auli, Executive Board Member responsible for Gas & Power said: "The decision to locate in Krk is an excellent strategic choice that we really welcome." The new LNG terminal will benefit the entire region via the expansion of the gas supply. Today's decision by the Croatian government will also encourage the further development of the consortium and an agreement regarding the participation of Croatian partners can also be expected in the near future. Reinhard Mitschek, Senior Vice-President of Gas Logistics stated: "Croatian companies provide the technical and economical expertise to successfully develop further projects with us. OMV Gas & Power is very interested in this promising partnership."

Short description of Adria LNG:
The new regasification terminal in Krk is built for LNG tankers with a combined volume of up to 265,000 cbm and will reach a capacity of approximately 10 bcm per year. The start-up is planned for 2014. The estimated investment costs amount to approximately EUR 800 mn.

Current partners in the project are:

E.ON Ruhrgas (Germany)	31.15%
OMV (Austria)	25.58%
TOTAL (France)	25.58%
RWE (Germany)	16.69%
GEOPLIN (Slovenia)	1.00%

Move & More. OMV

Background information:

OMV Gas & Power GmbH
OMV Gas & Power GmbH is the leading OMV company in the gas business area. Its activities include Gas Supply, Marketing and Trading (with the subsidiaries EconGas and the Petrom gas activities), Gas Logistics (with the subsidiaries OMV Gas, Nabucco Gas Pipeline International, Adria LNG, Gate reagsification plant in Rotterdam) and Power (with the subsidiary OMV Power International) and the Central European Gas Hub and is one of the leading gas trading and logistics companies in Central Europe. In the Gas Supply, Marketing and Trading business area OMV Gas and EconGas sold 7.8 bcm of gas in 2007, with a further 5.3 bcm coming from Petrom Gas. The total gas transportation sold that year was around 64 bcm of natural gas, Apart from Austria, natural gas is transported via these pipelines to Germany, Italy, France, Slovenia, Croatia and Hungary, making the OMV gas logistics business area an important component of the European natural gas network and a central gas hub in Europe. The Central European Gas Hub handled a trading volume of 17.7 bcm of gas in 2007 and is thus one of the most important trading platforms in continental Europe.

OMV Aktiengesellschaft
With Group sales of EUR 20.04 bn and a workforce of 33,665 employees in 2007, and a as market capitalization of approximately EUR 9 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.22 bn boe, a production of around 321,000 boe/d and an annual refining capacity of 26.4 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,538 filling stations in 13 countries, resulting in a market share of 20% of the group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 20 countries in six core regions. OMV sells more than 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 64 bcm gas is transported annually. OMV's Central European Gas Hub is amongst the three largest hubs in Europe. As of year-end 2007, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the refining network Bayernoil and approximately 20% of the Hungarian company MOL. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.30% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – September and Q3 2008 on November 6, 2008

END

Move & More. OMV